SOLAR INTEGRATED ROOFING CORP.

1475 N. Cuyamaca St.

El Cajon, CA 92020

January 29, 2021

VIA EDGAR

Securities and Exchange Commission

Attn: Jonathan Burr

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Integrated Roofing Corp.
Offering Statement on Form 1-A
File No. 024-11339

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, Solar Integrated Roofing Corp., a Nevada corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Offering Statement on Form 1-A (Reg. No. 024-11339), together with all exhibits and amendments thereto (collectively, the “Offering Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on October 8, 2020.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement as the Company has made a business decision to not pursue the offering further at this time. The Offering Statement has not been declared qualified by the Commission, and no securities have been sold thereunder.

Sincerely, /s/ David Massey David Massey Chief Executive Officer